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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                             (Amendment No. 16)(1)



                              INVACARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   461203 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


--------------------------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


--------------------------------------------------------------------------------
      [ ]         Rule 13d-1(b)

      [ ]         Rule 13d-1(c)

      [X]         Rule 13d-1(d)


--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
----------------------------------------                                        --------------------------------------
                                                      13G
CUSIP NO.   461203 10 1                                                         PAGE 2 OF 6 PAGES
----------------------------------------                                        --------------------------------------

---------- --------------------------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           A. Malachi Mixon, III
---------- --------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [ ]

           Not Applicable
---------- --------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- --------------------------------------------------------------------------------------------------------------
        NUMBER OF           5.     SOLE VOTING POWER          2,144,118

          SHARES
                            ------ --------------------------------------------------------------------------------------
       BENEFICIALLY         6.     SHARED VOTING POWER          205,537

         OWNED BY
                            ------ --------------------------------------------------------------------------------------
           EACH             7.     SOLE DISPOSITIVE POWER     2,144,118

        REPORTING
                            ------ --------------------------------------------------------------------------------------
       PERSON WITH          8.     SHARED DISPOSITIVE POWER     348,722

--------------------------- ------ --------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,492,840
---------- --------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable
---------- --------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                             [ ]

           7.9%
---------- --------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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

ITEM 1(a).        NAME OF ISSUER:

                    Invacare Corporation
                  ------------------------------------------------------------------------------------------------

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    One Invacare Way, Elyria, Ohio  44035
                  ------------------------------------------------------------------------------------------------

ITEM 2(a).        NAME OF PERSON FILING:

                    A. Malachi Mixon, III
                  ------------------------------------------------------------------------------------------------

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    One Invacare Way, Elyria, Ohio  44035
                  ------------------------------------------------------------------------------------------------

ITEM 2(c).        CITIZENSHIP:

                    United States
                  ------------------------------------------------------------------------------------------------

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                    Common Shares
                  ------------------------------------------------------------------------------------------------

ITEM 2(e)         CUSIP NUMBER:

                    461203 10 1
                  ------------------------------------------------------------------------------------------------

ITEM 3:           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE
                  PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the Investment Company Act,

         (e)      [ ]      An investment adviser in accordance with Rule 13-d-1(b)(1))(ii)(E),

         (f)      [ ]      An employee benefit plan or endowment fund; in accordance with Rule 13d-1(b)(1)(ii)(F),

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

         (g)      [ ]      A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

         (h)      [ ]      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i)      [ ]      A church  plan that is excluded  from the  definition  of an  investment  company  under
                           Section 3(c)(14) of the Investment Company Act,

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.


ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)      Amount beneficially owned:

                    2,492,840(1)(2)(3)(4)
                  ------------------------------------------------------------------------------------------------

         (b)      Percent of class:

                    7.9%
                  ------------------------------------------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote        2,144,118 (1)
                                                                    -----------------------------------------------

                  (ii)     Shared power to vote or to direct the vote         205,537 (2)
                                                                      ---------------------------------------------

                  (iii)    Sole power to dispose or to direct the disposition of         2,144,118 (1)
                                                                                 ----------------------------------

                  (iv)     Shared power to dispose or to direct the disposition of           348,722 (2) (3)
                                                                                   --------------------------------

                           Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

         (1) Includes 703,912 Class B Common Shares and also includes 749,838 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

         (2) Includes (a) 18,900 Common Shares owned by Trustee for Stock Bonus Plan, (b) 159,321 Common Shares owned of record by the reporting person's spouse and (c) 27,316 Common Shares owned by Roundwood Capital, L.P., a limited partnership of which the General Partner is Roundcap LLC, a limited liability company. The reporting person is one of three Managers and Members of

                  Roundcap LLC and, as such, shares investment and voting power with the other two Managers and Members and participates equally with them in a 15% carried interest in all profits of the partnership. The reporting person is also the owner of a 6.38% limited partnership interest in Roundwood Capital, L.P. The reporting person disclaims beneficial ownership of the shares owned of record by the reporting person's spouse and the shares owned by the limited partnership other than the percentage of such shares that corresponds to his partnership percentage.

         (3) Includes 71,592 Common Shares owned by the trustee for a grantor retained annuity trust created by the reporting person and 71,593 Common Shares owned by the trustee for a grantor retained annuity trust created by the reporting person's spouse. The reporting person disclaims beneficial ownership of the shares held by the grantor retained annuity trust created by the reporting person's spouse.

         (4) Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         Not Applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable


ITEM 10.          CERTIFICATION.

         Not Applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 12, 2002
                                    --------------------------------------------
                                                   (Date)


                                     /s/ A. Malachi Mixon III
                                    --------------------------------------------
                                                   (Signature)


                                    A. Malachi Mixon III, Chairman and CEO
                                    --------------------------------------------
                                                   (Name/Title)